SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Professional Diversity Network, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74312Y103
(CUSIP Number)

Stephen E. Older
McGuireWoods LLP
1345 Avenue of the Americas, 7th Floor
New York, NY 10105-0106
(212) 548-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y103

1	NAMES OF REPORTING PERSON Star Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 959,096 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 959,096 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,096 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
These shares of common stock are subject to restrictions and will become vested in three equal installments on each of September 24, 2015, September 24, 2016 and September 24, 2017 (unless those dates are amended), provided that the reporting person remains in the continuous employ of the Issuer through and on the applicable vesting date, subject to specified permitted exceptions.

(2)
Based upon 14,598,072 shares of the Issuer’s Common Stock issued and outstanding as of April 24, 2015 (the number of shares reported on the Issuer’s proxy statement on Schedule 14A for the 2015 annual meeting of the Issuer’s stockholders).

Explanatory Note

This amendment (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2014 (the “Original 13D”). This Amendment is being filed to report a change in the beneficial ownership percentage of Star Jones (the “Reporting Person”) as a result of a change in the number of outstanding shares of common stock, par value $0.01 per share (“Common Stock”) of Professional Diversity Network, Inc. (the “Issuer”) following the Issuer’s public offering in April 2015.

Capitalized terms used in this Amendment but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 1.	Security and Issuer:

Item 1 of the Original 13D is not supplemented or amended by this Amendment.

Item 2.	Identity and Background:

Item 2 of the Original 13D is not supplemented or amended by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Original 13D is not supplemented or amended by this Amendment.

Item 4.	Purpose of Transaction:

Item 4 of the Original 13D is not supplemented or amended by this Amendment.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Original 13D is amended and restated as follows.

(a) This Schedule 13D relates to 959,096 shares of Common Stock owned by the Reporting Person. Based upon 14,598,072 shares of the Issuer’s Common Stock issued and outstanding as of April 24, 2015 (the number of shares reported on the Issuer’s proxy statement on Schedule 14A for the 2015 annual meeting of the Issuer’s stockholders), the Reporting Person owns 6.6% of the Issuer’s outstanding Common Stock.

(b)
(i)	Amount beneficially owned:	959,096 (1)

(ii)	Percent of class:	6.6%

(iii)	Number of shares as to which the person has:

	(w)	Sole power to vote or to direct the vote:	959,096 (1)

	(x)	Shared power to vote or to direct the vote:	0

	(y)	Sole power to dispose or to direct the disposition of:	959,096 (1)

	(z)	Shared power to dispose or to direct the disposition of:	0

(1) These shares of common stock are subject to restrictions and will become vested in three equal installments on each of September 24, 2015, September 24, 2016 and September 24, 2017 (unless those dates are amended), provided that the reporting person remains in the continuous employ of the Issuer through and on the applicable vesting date, subject to specified permitted exceptions.

(c) The Reporting Person has not effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing on Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Amended 13D is amended and supplemented as follows:

In connection with the Issuer’s recent public offering of its Common Stock on the NASDAQ Capital Market, the Reporting Person entered into a Lock-up Agreement, dated as of April 16, 2015 (the “Lock-up Agreement”), with Aegis Capital Corp., the Issuer’s sole book-running manager with respect to such public offering of Common Stock. The Lock-up Agreement, among other things, restricts the Reporting Person from offering, selling or otherwise transferring or disposing of any shares of Common Stock held by the Reporting Person until July 15, 2015, the day that is 90 days after the date of the final prospectus supplement pertaining to such public offering.

The information set forth in, or incorporated by reference into, Items 4 and 5 of the Original 13D and this Amendment is incorporated by reference herein. Other than as described in this Amendment or the Original 13D, the agreements incorporated by reference herein or therein and set forth as exhibits hereto or thereto, and any option award agreements entered into between the Issuer and the Reporting Person in the Reporting Person’s capacity as an employee of the Issuer, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits:

The following are filed herewith as Exhibit to this Amendment:

Exhibit No.	Description
99.a
Registration Rights Agreement, dated as of September 24, 2014, among Star Jones, Matthew Proman, Christopher Wesser and Professional Diversity Network, Inc. (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Person with the SEC on September 26, 2014)

99.b
Employment Agreement, dated as of September 24, 2014, between Star Jones and Professional Diversity Network, Inc. (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Person with the SEC on September 26, 2014)

99.c	Lock-up Agreement, dated as of April 16, 2015, between Star Jones and Aegis Capital Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 1, 2015.

By:	/s/ Star Jones
Star Jones